

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 5, 2008

By facsimile to (312) 984-7700 and U.S. Mail

Mr. Joseph Chalhoub
President and Chief Executive Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL 60123

Re: Heritage-Crystal Clean, Inc.
       Pre-effective Amendment 4 to Registration Statement on Form S-1
       Filed February 1, 2008
       File No. 333-143864

Dear Mr. Chalhoub:

        We reviewed the filing and have the comments below.

General

1.   As appropriate, consider applicable requirements for updating the financial statements.

2.   We note the responses to prior comments 5, 10, and 13 and will review the exhibits when HCCI files them by amendment to the registration statement.

Executive Compensation Tables, page 58

3.   Revised disclosure indicates that HCCI removed disclosure for the fiscal year ended December 30, 2006 in response to prior comment 8. Since HCCI provided information for the fiscal year ended December 30, 2006 previously in response to a Commission filing requirement, HCCI is required to include disclosure for both the fiscal year ended December 30, 2006 and the fiscal year ended December 29, 2007 in the registration statement. See instruction 1 to Item 402(c) of Regulation S-K, and revise.

Summary Compensation Table, page 58

4.   Revised footnote (2) to the table states that the bonus determination for the bonus earned
        in the fiscal year ended December 29, 2007 is expected to be completed in March 2008.
        Confirm that when the bonus is determined, HCCI will disclose the bonus amount in a
        filing under Item 5.02(f) of Form 8-K if the registration statement is already effective.
        Note that Item 5.02(f) of Form 8-K requires also a new total compensation recalculation
        to reflect that bonus information. See section III.A.2. of Release No. 34-54302A.

Closing

        File an amendment to the registration statement in response to the comments. To
expedite our review, HCCI may wish to provide us three marked courtesy copies of the
amendment. Include with the filing any supplemental information requested and a cover letter
tagged as correspondence that keys the responses to the comments. If HCCI thinks that
compliance with any of the comments is inappropriate, provide the basis in the letter. We may
have additional comments after review of the amendment, the responses to the comments, and
any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the
registration statement reviewed by us to ensure that they have provided all information investors
require for an informed decision. Since HCCI and its management are in possession of all facts
relating to the disclosure in the registration statement, they are responsible for the adequacy and
accuracy of the disclosures that they have made.

        If HCCI requests acceleration of the registration statement's effectiveness, HCCI should
furnish a letter at the time of the request in which it acknowledges that:

-       Should the Commission or the staff acting by delegated authority declare the
        registration statement effective, it does not foreclose the Commission from taking
        any action on the filing.

-       The action of the Commission or the staff acting by delegated authority in
        declaring the registration statement effective does not relieve HCCI from its full
        responsibility for the adequacy and accuracy of the registration statement's
        disclosures.

-       HCCI may not assert our comments or the declaration of the registration
        statement's effectiveness as a defense in any proceedings initiated by the
        Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that HCCI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Mark A. Harris, Esq.
        Heidi J. Steele, Esq.
        McDermott Will & Emery LLP
        227 West Monroe Street, Suite 4700
        Chicago, IL 60606

        Larry A. Barden, Esq.
        Robert L. Verigan, Esq.
        Sidley Austin LLP
        1 South Dearborn Street
        Chicago, IL 60603